SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Relevant Fact – 04/20

Copel Telecomunicações – consent of the National Electrical Energy Agency (Aneel)and Approval of the Continuity of Studies of Potential Disinvestment of Copel Telecommunications

Companhia Paranaense de Energia - Copel, a company that generates, transmits, distributes and sells energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), and with reference to the Notices to the Market 10/19 and 17/19, hereby informs its shareholders and the market in general that the National Electrical Energy Agency ("Aneel"), in a meeting held on May 12, 2020, granted the prior consent for the execution of asset swap and service provision agreements between Copel Telecomunicações S.A - Copel Telecom and the other companies of the Copel Group, as part of the process of potential disinvestment of 100% (one hundred percent) of the Company's interest in Copel Telecom (“Potential Operation for Disinvestment”).

Additionally, the Company also informs that its Board of Directors, in its 194th Extraordinary Meeting, held on May 14, 2020, approved the continuity of the studies prepared by the Company and its financial and legal advisors, as well as the carrying out of a public consultation and the disclosure of a teaser with additional details.

The approval of the disinvestment is subject to the future and specific approval of the Board of Directors, after the analysis of the conclusion of the studies prepared by the Company and the contributions of the referred consultation and also based on the updated market situation, considering the impacts of Covid-19.

The Company will keep the market informed about the progress of the process for the Potential Operation of Disinvestment.

Curitiba, May 14, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41-3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 14, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.